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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of June, 2002

                                AT&T CANADA INC.
                 (Translation of registrant's name into English)

                                   SUITE 1600
                           200 WELLINGTON STREET WEST
                                TORONTO, ONTARIO
                                 CANADA M5V 3G2
                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

            Form 20-F    |_|                   Form 40-F    |X|



     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                  Yes   |_|                           No   |X|


     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________


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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                      AT&T CANADA INC.
                                     (Registrant)


Date: June 11, 2002              By:   /s/ Scott Ewart
                                    --------------------------------------
                                 Name:  Scott Ewart
                                 Title: Senior Vice President, General Counsel,
                                        Secretary & Chief Privacy Officer







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                                                                [ LOGO ]


                          AT&T CANADA ANNOUNCES FURTHER
           INITIATIVE WITH RESPECT TO ITS LONG TERM BUSINESS OBJECTIVE

            -- INTENDED PUBLIC DEBT RESTRUCTURING DESIGNED TO ENHANCE
                     THE COMPANY'S FINANCIAL FLEXIBILITY --


TORONTO, ON (JUNE 10, 2002) -- AT&T Canada Inc. (TSE: TEL.B and NASDAQ: ATTC), Canada's largest facilities-based competitor, today reported that consistent with its business process to position the company as a strong and growing competitor in the Canadian telecommunications marketplace over the long term, it will begin discussions with its public debt holders over the next several weeks aimed at deleveraging its capital structure through a consensual restructuring of its public debt.

The objective of this initiative is to further enhance AT&T Canada's financial flexibility as it builds its competitive position. The interests of AT&T Canada's deposit receipt holders will continue to be governed by the June 1999 Deposit Receipt Agreement.

As of March 31, 2002, AT&T Canada has $4.5 billion of publicly held debt, consisting of seven series of debentures.

John McLennan, Vice Chairman and CEO of AT&T Canada, stated, "As we previously reported, AT&T Canada has the expertise, operating base and brand equity to be a successful provider of telecommunications services for the Canadian marketplace. To that end, we have been aggressively moving forward under a strategic process to position the company for the long term. This consists of having effective and efficient operations and a new capital structure with less debt that enables AT&T Canada to have the appropriate funding and financial flexibility to fuel the building of our business. In this connection, we have recently announced that the company had reached agreement with its bank syndicate for a restructured bank agreement. We now expect to work closely with the bondholders to reach a consensual agreement and we will be seeking the input of AT&T Corp.

"This is the next step in our plan to be a strong competitor and growing company in the long term. Over the past year, we have implemented a number of cost saving initiatives to build our business efficiencies and operating strength. We will compete aggressively in the Canadian telecom market and will continue to provide the highest quality service to our customers.


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"In addition to building AT&T Canada's operational strengths and the financial structure to support its operations, AT&T Canada is fully committed to working towards achieving a sustainable telecommunications marketplace in Canada. Such a marketplace is important for all customers and in the best interest of the company and its stakeholders.

"We have publicly expressed our disappointment with the May 30 CRTC ruling regarding the regulatory frame work. While the ruling represents a marginal improvement over the status quo, we believe that the regulators missed an important opportunity to make a considerable advancement towards a competitively neutral and sustainable telecommunications marketplace. As we have also previously stated, we are diligently conducting a thorough review of this ruling to determine what actions we might take, including the possibility of an appeal.

"We will continue to keep all our stakeholders informed of all aspects of our progress and developments to our business model, as we position our company for the long term."

ABOUT THE COMPANY: AT&T Canada is the country's largest national competitive broadband business services provider and competitive local exchange carrier, and a leader in Internet and E-Business Solutions. With over 18,700 route kilometers of local and long haul broadband fiber optic network, world class data, Internet, web hosting and e-business enabling capabilities, AT&T Canada provides a full range of integrated communications products and services to help Canadian businesses communicate locally, nationally and globally. AT&T Canada Inc. is a public company with its stock traded on the Toronto Stock Exchange under the symbol TEL.B and on the NASDAQ National Market System under the symbol ATTC. Visit AT&T Canada's web site, www.attcanada.com for more information about the company.

Note for Investors: This news release includes statements about expected future events and/or financial results that are forward-looking in nature and subject to risks and uncertainties. For those statements, we claim the protection of the safe harbor for forward-looking statements provisions contained in the Private Securities Litigation Reform Act of 1995. The company cautions that actual performance will be affected by a number of factors, many of which are beyond the company's control, and that future events and results may vary substantially from what the company currently foresees. Discussion of the various factors that may affect future results is contained in the company's recent filings with the Securities and Exchange Commission, the Ontario Securities Commission, and SEDAR.


                                    -- ## --

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FOR ADDITIONAL INFORMATION, PLEASE CONTACT:

MEDIA:                                        INVESTORS AND ANALYSTS:
Ian Dale                                      Brock Robertson
(416) 345-2227                                (416) 345-3125
ian.dale@attcanada.com                        brock.robertson@attcanada.com

May Chiarot                                   Dan Coombes
(416) 345-2342                                (416) 345-2326
may.chiarot@attcanada.com                     dan.coombes@attcanada.com